Exhibit 99.1

Ctrip Announces Investment in MakeMyTrip

SHANGHAI, Jan. 7, 2015 — Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip”) today announced that it will invest US$180 million in MakeMyTrip Limited (NASDAQ: MMYT) (“MakeMyTrip”), India’s largest online travel company, via convertible bonds. In addition, MakeMyTrip has granted Ctrip permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible bonds, Ctrip may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Upon completion of the investment, Ctrip will acquire the right to appoint a director to the MakeMyTrip board of directors.

Deep Kalra, Founder and Group CEO, MakeMyTrip said, “We are delighted to have Ctrip invest in us. Ctrip is the dominant market leader in the online travel market in China. We believe there are many similarities in the Indian and Chinese online travel markets and we expect this strategic relationship between two market leaders to be mutually beneficial.”

“Today’s announcement marks the beginning of the strategic relationship between Ctrip and MakeMyTrip. Through this transaction, Ctrip has now gained exposure to India’s fast growing online travel market,” said James Liang, Co-founder, Chairman, and CEO of Ctrip.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com